UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 4)

Nordic American Offshore Ltd.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)

G65772108
(CUSIP Number)

Scandic American Shipping Ltd.
Leif Weldingsvei 20, P.O.B. 56
N-3201 Sandefjord, Norway
Attn: Bjørn Giæver
011 47 33 42 73 00

Copy to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza, 19th Floor
New York, NY 10004
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y6366T112

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nordic American Tankers Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

9,993,535

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

9,993,535

10.	SHARES DISPOSITIVE POWER		[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,993,535

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.55%*

14.	TYPE OF REPORTING PERSON*

CO

*Percentage of class calculation is based on 73,741595 Common Shares outstanding as of the date hereof.

CUSIP NO. G65772108
Item 1.  Security and Issuer
This Amendment No. 4 ("Amendment No.4") is being filed by the undersigned to amend the Schedule 13D/A dated December 18, 2014, as amended by Amendment No. 1 thereto filed on November 17, 2015, Amendment No. 2  thereto filed on March 3, 2017, and Amendment No. 3 thereto filed on September 12, 2017 by the Reporting Person (as hereinafter defined) on September 14, 2017 with respect to the common shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd., incorporated under the laws of Bermuda (the "Issuer).  The address of the principal executive office of the Issuer is Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.
Item 2.  Identity and Background
(a),(f)	The name of the reporting person is Nordic American Tankers Limited, a company incorporated in Bermuda ("NAT" or the "Reporting Person").
(b)	The address of the principal place of business of NAT is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
(b),(c)	The principal business of NAT is the ownership and chartering of tanker vessels.
The name, citizenship, present principal occupation or employment and business address of each executive officer and director of NAT is set forth below.  If no business address is given, the director's or executive officer's address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Herbjørn Hansson	Chairman, Chief Executive Officer and President	Mr. Hansson is a citizen of Norway and his principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.

Bjørn Giæver	Chief Financial Officer
Mr. Giaever is a citizen of Norway and his principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway. His principal occupation is Chief Financial Officer of the Issuer and NAT.

Andreas Ove Ugland	Vice Chairman
Mr. Ugland is a citizen of the Cayman Islands, B.W.I. and  Norway and his principal business address is c/o Andreas Ugland & Sons Ltd., PO Box 30464 SMB, Vista Del Mar, Grand Cayman, Cayman Islands, British West Indies.  He has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group.

Jan Erik Langangen	Director
Mr. Langangen is a citizen of Norway and his principal business address is Markaveien 57, 3947 Langangen, Norway.  His principal occupation is serving as a partner of Langangen & Helset, a Norwegian law firm.

Richard H.K. Vietor	Director
Mr. Vietor is a citizen of the United States and his principal business address is Harvard Business School, 295 Morgan Hall, Soldiers Field, Boston, Massachusetts 02163.  Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.

Jim Kelly	Director
Mr. Kelly is a citizen of the United States and his principal business address is 310 West 86th Street, Apt 12B, New York, NY 10024.  His principal occupation is serving as a consultant at Bloomberg LP.

(d),(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on September 14, 2017.
Item 4.  Purpose of Transaction
The information contained in Item 3 is incorporated by reference.
On December 7, 2018, the Issuer entered into a Share Purchase Agreement (the "Purchase Agreement") with Scorpio Offshore Investments Inc. ("Scorpio"), a closely held company controlled by the Lolli-Ghetti family, pursuant to which on December 11, 2018 (the "Closing Date"), Scorpio purchased 11,754,748 of the Issuer's common shares for an aggregate purchase price of $5.0 million.
In connection with Scorpio's investment in the Issuer and effective as of the Closing Date, Mr. Emanuele Lauro was appointed Chief Executive Officer of the Issuer and Chairman of the Board of Directors (the "Board"); Mr. Robert Bugbee was appointed President of the Issuer and a Director on the Board; Mr. Cameron Mackey was appointed Chief Operating Officer of the Issuer; and Mr. Filippo Lauro was appointed Vice President of the Issuer.
The foregoing descriptions of the Purchase Agreement is not complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which can be found attached as Exhibit A hereto. Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on September 14, 2017.
Item 5.  Interest in Securities of the Issuer
(a), (b), (d)
As of the date hereof, NAT may be deemed to be the beneficial owner of 9,993,535 Common Shares, constituting 13.55% of the Common Shares, based upon 73,741,595 Common Shares outstanding.  NAT has the sole power to vote or direct the vote of 9,993,535 Common Shares.  NAT has the sole power to dispose or direct the disposition of 9,993,535 Common Shares.

(c)	Other than as described herein, there have been no other transactions effected by the Reporting Person in the Common Shares in the past 60 days.
(e)	N/A
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on September 14, 2017.
Item 7.  Material to be Filed as Exhibits
Exhibit A	Purchase Agreement between the Issuer and Scorpio dated December 7, 2018 (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on December 18, 2018).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 21, 2018
(Date)

Nordic American Tankers Limited

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman, Chief Executive Officer and President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).